SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2014 Working and Investment Plan for Libra

Rio de Janeiro, January 23rd, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that the consortium formed by Petrobras (40%), Shell (20%), Total (20%), CNOOC (10%) and CNPC (10%), along with Pré-Sal Petróleo S.A. (PPSA), has approved, on the Operational Committee meeting held on January 21st, the working and investment plan for Libra in 2014.

The main activities included in the working plan are: seismic reprocessing in the whole area of the block; drilling of two wells starting on the 2nd half of 2014 with estimated conclusion on the 1st half of 2015; and studies for a new seismic acquisition using high-end technologies and for an extended well test forecasted for the end of 2016. The approved capital expenditure for these activities in 2014 is within a range of US$ 400 million and US$ 500 million.

The production share contract of Libra states that the exploration phase of the block will have duration of four years from the contract signature date, which happened on December 2nd, 2013. The minimum exploratory program, to be carried out during this period, includes 3D seismic acquisition for the whole block, two exploratory wells and one extended well test.

The Libra block is located in ultra deep waters of Santos Basin pre-salt and is considered a prospect of high potential. The total extension of the area is 1,547.76 km2 and was discovered by well 2-ANP-0002ARJS, drilled in 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.